8/19

04019942

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

8/19

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

AUG 04 2004

SEC FILE NUMBER
8- 40605

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RAFFERTY CAPITAL MARKETS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

59 HILTON AVENUE
(No. and Street)

GARDEN CITY, NY 11530
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEPHEN P. SPRAGUE (914) 614-6350
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CIPOLLA SZIKLAY ASSURANCE SERVICES, LLC
(Name – if individual, state last, first, middle name)

ONE BOLAND DRIVE, #102, WEST ORANGE, NJ 07052
(Address) (City) (State) (Zip Code)

PROCESSED
AUG 20 2004
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

 Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEPHEN P. SPRAGUE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RAFFERTY CAPITAL MARKETS, LLC, as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

CFO
Title

[signature]
Notary Public

IRENE M. TANSEY
Notary Public, State of New York
No. 01TA5078879 Nassau
Qualified in [redacted]er County
Commission Expires June 2, [redacted] 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RAFFERTY CAPITAL MARKETS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2003

CIPOLLA SZIKLAY ASSURANCE SERVICES, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

ONE BOLAND DRIVE
WEST ORANGE, NEW JERSEY 07052

RAFFERTY CAPITAL MARKETS, LLC

December 31, 2003

CONTENTS

	Page
Independent Auditors' Report	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Member's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-9
Independent Auditors' Report on Supplementary Information	10
Supplementary Information:	
Computation of Net Capital and Reconciliation with Company's Computation	11
Independent Auditors' Report on Internal Accounting Control	12-13

CIPOLLA SZIKLAY ASSURANCE SERVICES, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MAILING ADDRESS:
NEW JERSEY OFFICE:
ONE BOLAND DRIVE
WEST ORANGE, NEW JERSEY 07052
973-243-9400 · 973-243-7810 FAX

NEW YORK OFFICE:
THE CHRYSLER BUILDING
405 LEXINGTON AVE 26TH FL
NEW YORK, NY 10174
212-528-3100 · 212-528-3122 FAX

INDEPENDENT AUDITORS' REPORT

To the member of Rafferty Capital Markets, LLC:

We have audited the accompanying statement of financial condition of Rafferty Capital Markets, LLC as of December 31, 2003, and the related statements of operations, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rafferty Capital Markets, LLC as of December 31, 2003, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Cipolla Sziklay Assurance Services, LLC

CIPOLLA SZIKLAY ASSURANCE SERVICES, L.L.C.

West Orange, New Jersey
February 11, 2004

RAFFERTY CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash	$ 3,248,275
Accounts receivable from customers	33,749
Accrued coupon interest receivable	35,581
Deposits with clearing organizations	1,006,007
Securities owned, at market	3,464,031
Due from affiliates	5,139
Prepaid expenses and other	120,500
TOTAL ASSETS	$ 7,913,282

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accrued expenses	$ 3,373,316
TOTAL LIABILITIES	3,373,316
Member's Equity	4,539,966
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 7,913,282

See notes to financial statements.

RAFFERTY CAPITAL MARKETS, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2003

Revenues	
Commission income	$ 17,955,223
Trading income, net	210,990
Fee income	202,531
Interest and dividends	125,885
Total revenues	18,494,629
Expenses	
Employee compensation and benefits	13,256,564
Clearing and execution expenses	694,805
Regulatory fees	56,596
Other operating expenses	3,035,817
Total expenses	17,043,782
Net income	$ 1,450,847

See notes to financial statements.

RAFFERTY CAPITAL MARKETS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2003

Balance, January 1, 2003	$	960,539
Capital contributions		2,128,580
Net income		1,450,847
Balance, December 31, 2003	$	4,539,966

See notes to financial statements.

RAFFERTY CAPITAL MARKETS, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2003

Cash flows (used) by operating activities	
Net income	$ 1,450,847
Adjustment to reconcile net income to net cash provided by operating activities:	
Fair market value adjustment	(215,246)
(Increase) decrease in assets	
Accounts receivable from customers	11,013
Accrued coupon interest receivable	(35,581)
Accrued receivable from clearing organizations	6,562
Deposits with clearing organizations	(203,818)
Investment in marketable securities	(2,677,730)
Prepaid expenses and other	(101,881)
Increase in accrued expenses	711,421
Net cash (used) by operating activities	(1,054,413)
Cash flows (used) by investing activities	
Increase in due from affiliates	(5,139)
Net cash (used) by investing activities	(5,139)
Cash flows provided by financing activities	
Capital contributions	2,128,580
Decrease in amount due to affiliates	(477,993)
Net cash provided by financing activities	1,650,587
Increase in cash	591,035
Cash, beginning of year	2,657,240
Cash, end of year	$ 3,248,275

See notes to financial statements.

RAFFERTY CAPITAL MARKETS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

Note 1 Significant Accounting Policies

Rafferty Capital Markets, LLC was formed as a New York Limited Liability Company October 16, 2000. Its predecessor, Rafferty Capital Markets, Inc., was incorporated under the laws of the State of New York in 1988, and was merged with and into Rafferty Capital Markets, LLC effective November 30, 2000. The Company is a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934, as amended. The Company also provides mutual fund distribution and underwriting services in fifty states, and is a member of the FundServ System of the National Securities Clearing Corp.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash in accounts which, at times, may exceed federally insured limits. The Company has approximately $3,276,000 of uninsured cash balances at December 31, 2003.

Securities trading transactions and commission income of the Company are recorded on a trade date basis.

All of the Company's financial instruments are carried at fair market value or amounts approximating fair market value due to their short term nature or quoted market prices. Changes in market values of securities owned are included in the determination of net income.

Note 2 Securities Owned, at Market

Marketable securities owned are considered trading securities by management. At December 31, 2003, marketable securities consisted of equity securities ($1,161,712) and fixed income securities ($2,302,319).

RAFFERTY CAPITAL MARKETS, LLC
NOTES TO FINANCIAL STATEMENTS (Cont'd)

Note 3 Transactions with Related Entities

The Company had the following 2003 transactions with its member and other affiliates that share common ownership:

Subordinated loans payable, January 1, 2003	($477,993)
Costs paid by member for the benefit of the Company, net (a)	(951,876)
Cash paid by member to the Company	(1,620,000)
Securities paid by member to the Company	(3,381,572)
Cash paid by the Company to the member	4,308,000
Reclassification to equity contribution	2,128,580
Due from affiliates, December 31, 2003	$5,139

(a) Principally payroll and operating costs paid by the related entities.

Note 4 Income Taxes

As a limited liability company, the Company does not pay income taxes at the entity level. Accordingly, no provision for income taxes has been made in the accompanying financial statements. The Company's member includes the Company's taxable income in its income tax return.

Note 5 Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $3,990,713, which was $3,765,826 in excess of its required net capital (the greater of 6 2/3% of aggregate indebtedness or $100,000). The Company's aggregate indebtedness to net capital ratio was .85 to 1.

Note 6 Employee Benefit Plans

The Company maintains a 401-k savings plan and a discretionary qualified profit sharing plan covering eligible full-time employees. During 2003, $146,364 and $393,548 were contributed by the Company into the 401-k and profit sharing plans, respectively.

Note 7 Financial Transactions with Off-Balance-Sheet Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. In the event the customer or other party to a securities transaction is unable to fulfill its contracted obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to satisfy its customer-related obligations.

Note 8 Commitments and Contingencies

Litigation
The Company is a defendant in three separate actions commenced by Lakeland Bank. Such actions have been consolidated for discovery purposes under Federal Multi-District litigation procedure. These actions arise from the sale of pools of equipment leases by Commercial Money Center (CMC) and utilizing the Company as broker. Many of these leases have been placed into a defaulted position and Lakeland Bank now seeks recission and other like remedies against CMC and other insuring defendants, including the Company, as broker.

The matters are still in the discovery stage with dispositive motions and discovery to end in April 2004.

It is the intention of the Company's management and counsel to contest this matter.

The matter is too premature to formulate an evaluation of the outcome, accordingly, no loss accrual has been recorded in the accompanying financial statements. The potential loss, if any, is likely to be limited to Lakeland's investment of $18,000,000 along with counsel fees.

Operating Lease
The Company rents office space under a noncancellable operating lease agreement expiring July 2007. Rental increases are calculated at the greater of 3% per annum above the base rent or by the calculation of the Northeast Consumer Price Index as printed in the Wall Street Journal on the last business day preceding the anniversary date of the lease. The lease requires the Company to pay its pro-rata share of utilities, real estate taxes and other costs.

Note 8 Commitments and Contingencies (continued)

Rent expense, including utilities and other occupancy costs, for the year ended December 31, 2003 was $404,400.

Minimum annual future rental payments under the operating lease, excluding utilities and other operating costs follows:

Year Ending December 31,	Amount
2004	$154,800
2005	154,800
2006	154,800
2007	90,300
Totals	$554,700

Asset Purchase

On December 12, 2003 the Company entered into an Asset Purchase Agreement with J.J. Kenny Drake, Inc. ("JJK"), a municipal bond broker-dealer, whereby the Company would purchase certain tangible and intangible assets of JJK for $500,000. After obtaining approval from the NASD, the Company plans to operate the business of JJK as a division of the Company. This acquisition is expected to close in 2004.

Expenses incurred in connection with this transaction were immaterial through December 31, 2003.

CIPOLLA SZIKLAY ASSURANCE SERVICES, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MAILING ADDRESS:
NEW JERSEY OFFICE:
ONE BOLAND DRIVE
WEST ORANGE, NEW JERSEY 07052
973-243-9400 · 973-243-7810 FAX

NEW YORK OFFICE:
THE CHRYSLER BUILDING
405 LEXINGTON AVE 26TH FL.
NEW YORK, NY 10174
212-528-3100 · 212-528-3122 FAX

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the member of Rafferty Capital Markets, LLC:

Our report on our audit of the basic financial statements of Rafferty Capital Markets, LLC as of December 31, 2003 and for the year then ended is presented in the preceding section of this report. That audit was made for the purpose of forming an opinion on such financial statements taken as a whole. The accompanying information shown on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cipolla Sziklay Assurance Services, LLC

CIPOLLA SZIKLAY ASSURANCE SERVICES, L.L.C.

West Orange, New Jersey
February 11, 2004

RAFFERTY CAPITAL MARKETS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2003

Total member's equity	$ 4,539,966
Non-allowable assets	(197,769)
Net capital before haircuts on securities positions	4,342,197
Haircuts on securities (computed, where applicable, pursuant to rule 15c-3-1[f])	(351,484)
NET CAPITAL	$ 3,990,713
Aggregate Indebtedness:	
Accounts payable and accrued expenses	$ 3,373,316
Computation of basic net capital requirement:	
6 2/3% of aggregate indebtedness	$ 224,887
Minimum net capital	$ 100,000
Excess net capital	$ 3,765,826
Excess net capital at 1000%	$ 3,653,381
Ratio - aggregate indebtedness to net capital	.85 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A-5 as of December 31, 2003)

Net capital, as reported by Company (unaudited)	$ 3,990,713
Adjustment	-
NET CAPITAL (per above)	$ 3,990,713

CIPOLLA SZIKLAY ASSURANCE SERVICES, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MAILING ADDRESS:
NEW JERSEY OFFICE:
ONE BOLAND DRIVE
WEST ORANGE, NEW JERSEY 07052
973-243-9400 · 973-243-7810 FAX

NEW YORK OFFICE:
THE CHRYSLER BUILDING
405 LEXINGTON AVE 26TH FL.
NEW YORK, NY 10174
212-528-3100 · 212-528-3122 FAX

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY S.E.C. RULE 17a-5

To the member of Rafferty Capital Markets, LLC:

In planning and performing our audit of the financial statements of Rafferty Capital Markets, LLC for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.
Because of inherent limitations in any internal accounting control procedures or the practices and

procedures referred to above, errors, or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Cipolla Sziklay Assurance Services, LLC

CIPOLLA SZIKLAY ASSURANCE SERVICES, L.L.C.

West Orange, New Jersey
February 11, 2004